Mail Stop 3628

December 21, 2005

Via facsimile (419) 241-6894 and U.S. Mail
Curt Carter
President
County Bank Corp
83 West Nepressing Street
Lapeer, Michigan 48446

Re: County Bank Corp
       Schedule 13E-3/A
       File No. 5-81041
       Filed December 2, 2005
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed December 2, 2005
       File No. 0-17482

Dear Mr. Carter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Special factors, p. 13

Current and Historical Market Prices, page 24

1. We refer you to prior comment 13. You disclose that 53,500 shares traded below $60.00 per

share. Please expand to disclose the number of shares traded above $55.00 and below $60.00 and the price at which they traded. Also, to the extent that there were trades in this range, disclose the basis for the Board's belief that the analysis and evaluation of historical market prices supports its conclusion that the transaction is substantively fair to the unaffiliated security holders that will be cashed out and those that will remain at a price of $55.00.

Stock Split Proposal, page 30

Background of the Split Transaction, page 30

2. Please elaborate on the process that led to the board's decision to choose the $55.00 per share price. In this regard, expand your disclosure to explain how the board's consideration of the current trading price for the shares and the fact that the Stock Splits are not a voluntary transaction for Cashed Out Holders effected their selection of the merger consideration.

3. We refer you to prior comment 18. Please expand to also provide the application of the analysis prepared by management. For example, please disclose the immediate capital impact and the ability of County Bank to fund the Stock Splits. Also, summarize management's determination as to the impact on return on equity, earnings per share and book value per share.

Opinion of Austin Associates, LLC, page 42

4. We refer you to prior comment 24. Please disclose why Austin made adjustments to County Bank's balance sheet to determine the net asset value. Also, explain how the adjustments were determined, as set forth on page 9 of Austin's valuation report.

5. Please identify the comparable banks referred to in your "Guideline Transactions" analyses.

6. We note your disclosure that "most of the transactions occurred at prices between $54.00 and $57.00 per share." To the extent that your common stock traded at a price higher than $55.00, please explain how this was considered by Austin in making its fairness determination. For example, clarify why Austin determined that the consideration is fair, nonetheless.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, we remind you to please provide, in writing, a statement from County Bank acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

cc: Martin D. Werner, Esquire
        Shumaker, Loop & Kendrick, LLP
        North Courthouse Square
        1000 Jackson Street
        Toledo, Ohio 43624-1573